Exhibit 99.1

4Front Ventures to Complete 185,000 Square Foot Manufacturing Facility in Commerce, California

First Products to Hit California Shelves in Q2 2021

PHOENIX, AZ, Nov. 24, 2020 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") is pleased to announce that its fully funded state of the art 185,000 square foot production facility in Commerce, California is nearing completion and will be ready to serve the $3b California cannabis market in Q2 2021. The project is on target to be completed in April 2021 with the Company planning for the first of its full line of edibles, tinctures and vape products to be on California retail shelves by May.

Leveraging the market dominating best practices of its Washington facilities, 4Front has successfully introduced its products and brands into Massachusetts, Illinois and soon to be California. The automated state of the art Commerce facility incorporates unprecedented capacity for finished goods manufacturing, similar to the scale seen in the traditional consumer packaged goods industry. Commerce will have the ability to produce over ten times the current capacity of 4Front's 40,000 square foot Washington production hub, which is currently the number one producer of derivative cannabis products in Washington State.

The successful closing of a C$17.25 million bought deal financing provides the Company with all it needs to finish the California facility and to replicate its proven high quality /low-cost production strategy that has been so successful in even the most competitive of cannabis markets such as Washington State.

"We're thrilled to be in California and to be completing our largest and most automated manufacturing facility yet," stated Leo Gontmakher, Chief Executive Officer of 4Front. "Our experience in Washington, Massachusetts and Illinois, where we excel in low-cost manufacturing at scale, uniquely positions us to successfully compete in one of the largest, if not the largest, cannabis markets in the world."

Mr. Gontmakher continued, "This facility is almost finished and with our large-scale customized production line will produce a minimum of ten times more product per shift than the largest of our other locations. I am not aware of a production facility in the country which will rival us in either size or efficiency and we are poised to attack the California market in a manner that the rest of the industry has been unable to do.

"In short," said Gontmakher, "this facility is expected to produce quality product at scale and at a price point that pleases both retailer and consumer.  Being the lowest cost producer is our strategy for every state in which we operate, and I am excited to soon announce further capacity expansions in Illinois and Massachusetts as well."

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About 4Front Ventures Corp.

4Front (CSE: FFNT) (OTCQX: FFNTF) is a national multi-state cannabis operator and retailer, with a market advantage in mass-produced, low-cost quality branded cannabis products. 4Front manufactures and distributes a portfolio of over 25 cannabis brands including Marmas, Crystal Clear, Funky Monkey, Pebbles, and the Pure Ratios wellness collection, distributed through retail outlets and their chain of strategically positioned Mission branded dispensaries.

Headquartered in Phoenix, Arizona, 4Front has operations in Illinois, Massachusetts, California, Michigan and Washington state. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the entire cannabis value chain. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front, developments with respect to the Commerce facility including the expected timeline for construction and opening and the capacity and capabilities of the facility, use of proceeds from the Offering and expectations with respect to the full funding of the facility from such proceeds, and other statements regarding future developments of the business.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; factors related to the COVID-19 pandemic; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry; and regulatory or political change, as well as the factors identified in the "Risk Factors" section of the Prospectus.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front disclaims any intention or obligation to update or revise such information, except as required by applicable law.

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SOURCE 4Front

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%CIK: 0001627883

For further information: 4Front Investor Contacts, Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Phil Carlson / Elizabeth Barker, 4FrontIR@kcsa.com, 212-896-1233 / 212-896-1203; 4Front Media Contacts, Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 08:00e 24-NOV-20